EXHIBIT 99.2

Pan American Silver Reports First Quarter 2007 Results

All amounts in U.S. Dollars unless otherwise stated

 FIRST QUARTER HIGHLIGHTS

   * Net income of $20.4 million ($0.27/share), up from a net loss of $2.8 million ($0.04 loss per share) in Q1 2006.

   * Quarterly silver production of 3.3 million ounces, at a cash cost of $2.98 per ounce.+

   * Sales of $48.1 million, up 5% from $45.7 million in first quarter
     2006.

   * Mine operating earnings of $14.9 million.

   * Operating improvements at La Colorada resulted in a 7% production increase.

   * Construction at Manantial Espejo mine over 25% complete.

 + Cash costs are a non-GAAP measure.
 * Financial information in this news release is based on Canadian
   GAAP.

VANCOUVER, B.C., April 30, 2007 (PRIME NEWSWIRE) -- Pan American Silver Corp. (Nasdaq:PAAS) (TSX:PAA):

FINANCIAL RESULTS

Pan American Silver Corp. today reported that consolidated net income for the first quarter 2007 was $20.4 million, or $0.27 per share, as compared to a net loss of $2.8 million, or $0.04 loss per share, in the year earlier period. First quarter sales were $48.1 million, a 5% increase over the first quarter 2006. Included in net income for the quarter was a gain on the sale of the Company's interest in the Dukat mine in Russia of $10.25 million ($0.13 per share). Mine operating earnings for the first quarter were $14.9 million.

First quarter net income was impacted by below forecast silver production due to slower than expected commissioning of the new Alamo Dorado mine in Mexico; a negative adjustment of $5.0 million in gross sales due to final pricing in the current quarter of fourth quarter 2006 zinc production that had been provisionally priced at December 31, 2006; and, most significantly, because only 74% of concentrate produced in the first quarter was shipped and the balance was recorded as inventory and not as sales.

Commenting on the quarter, Geoff Burns, President and CEO, said: "Our operations delivered solid production performances in the first quarter. However, our financial picture does not fully reflect these results as a significant amount of our concentrate production in Peru was not shipped in the quarter and we absorbed a zinc price adjustment on last quarter's production. We will realize additional revenue from concentrate sales in the second and third quarters and from increased silver production at Alamo Dorado mine as it now ramps up to design capacity."

Cost of sales for the quarter increased by $4.7 million over the year-earlier period to $29.0 million, largely attributable to industry-wide cost escalations for energy, labour and consumables, as well as increased expenditures at La Colorada associated with restarting the sulphide plant. Working capital at March 31, 2007 was $207.4 million, an increase of $2.8 million from December 31, 2006. Capital expenditures in the quarter were $19.3 million, of which $8.4 million was spent on construction of the Manantial Espejo mine in Argentina.

PRODUCTION AND OPERATIONS

In the first quarter 2007, silver production totaled just over 3.3 million ounces, a slight increase over Q1 2006 and a quarterly production record for the company. The La Colorada mine continued to increase its rate of production, producing 7% more ounces of silver compared to the year earlier period, and production at the San Vicente mine increased by 74% over first quarter 2006.

Consolidated cash costs for the quarter were $2.98 per ounce compared to $2.47 per ounce for the year-earlier period. Byproduct base metal credits continued to have a positive effect on the Company's cash cost per ounce of silver produced. Morococha was once again the Company's lowest cost mine, recording cash costs of negative $4.20 per ounce for the first quarter. Cash costs at Huaron declined by 46% over the first quarter 2006. Extended commissioning of the new Alamo Dorado mine increased cash costs in the quarter, and these are expected to decline when full scale production is achieved.

PERU

The Morococha mine contributed 638,904 ounces of silver in the quarter at a cash cost of negative $4.20 per ounce. Despite encountering lower head grades, as expected in the 2007 mine plan, silver production from the mine was higher than anticipated for the first quarter, with the mill processing consistently over 56,000 tonnes per month. The Company continued development of the Sierra Nevada ramp. This two year project will provide primary access to two main ore zones -- Manto Italia and Codiciada -- and has been designed to allow for future production increases.

Silver production at the Quiruvilca mine was 403,919 ounces for the quarter. Cash costs per ounce rose to $2.33 due to higher operating costs for labour and electricity and lower than expected silver production as a result of lower ore grades. Work continued throughout the quarter on the mine deepening project to develop below the 400 level, with excavation of the zone's main haulage ramp completed. Grades are expected to improve throughout the second quarter as ore will start to be mined from the higher grade zones below the 400 level.

First quarter production at Huaron was right on target with 927,093 ounces of silver produced. Cash costs declined to $1.99 per ounce as compared to $3.69 per ounce recorded in the year earlier period. Mill throughput increased 11% as compared to the first quarter of 2006 and averaged 62,000 tonnes per month, offsetting the slightly lower grades and recovery. The mine deepening project to the 180 level continued in the first quarter with anticipated completion in May 2008. This is a key project for Huaron's future as it will provide long term access to some of the highest grade ore blocks in the mine's reserves.

The Silver Stockpile operation produced 115,925 ounces of silver in the first quarter at a cash cost of $3.84 per ounce.

MEXICO

Commissioning continued at Alamo Dorado in the first quarter. Difficulties in the filtration system resulted in fewer tonnes milled than planned. The mine produced 267,024 ounces of silver in the quarter. The mine is resolving these mechanical start-up issues and production is rapidly increasing, with April production forecast at over 250,000 ounces of silver. The mine's revised production forecast for 2007 is 3.6 million ounces of silver, increasing to an average annual production of 4.3 million ounces for 2008 and beyond. Cash costs in the first quarter were $10.22 per ounce due to the extended commissioning phase and should decrease to an average $3.73 per ounce for 2007 as production scales up to design levels. Commissioning activities continued to focus on the filtration, refining and AVR circuits. The crushing, grinding and leaching circuits in the mill are operating smoothly and the metallurgical characteristics of the ore are as expected. Mining activities in the open pit continued to exceed budget, with a total of 780,568 tonnes of ore and waste rock mined throughout the quarter, with ore grades according to plan.

The La Colorada mine had a good quarter, with silver production reaching 854,745 ounces, or 7% more than the year-earlier period. Cash costs were $6.78 per ounce of silver, reflecting increased costs associated with restarting the sulphide plant and ramping up mill capacity. The mine established a third consecutive monthly tonnage record in March by processing over 24,000 tonnes of ore, and successful development into higher grade zones is expected to contribute to increased production in the second quarter.

ARGENTINA

Mining and construction activities at the Manantial Espejo project continued as planned throughout the first quarter, with delivery of the majority of the surface mining equipment. By the end of the quarter, in excess of 500 metres had been advanced on the Maria and Melissa underground ramps, out of a total of 4,000 metres of development programmed for completion prior to plant commissioning. Pre-stripping of the Karina Union open pit ramped up to approximately 5,000 tonnes per day. Total project expenditures at the end of the quarter totaled $32.4 million and the Company estimates the project to be 25% complete. Construction is scheduled for completion in May of 2008, with commissioning to start immediately thereafter. Manantial Espejo is expected to produce an average of 4.1 million ounces of silver and 60,000 ounces of gold annually.

BOLIVIA

Mining at the high grade silver-zinc San Vicente mine continued as planned throughout the first quarter, with 136,473 ounces of silver produced, 74% more than in the year-earlier period. Cash costs of $3.16 per ounce for the quarter were higher than in the year-earlier period primarily as a result of higher royalties paid to Comibol, the Bolivian state mining company. Plans to expand mine production and build a new mill on the property were advanced, pending a positive construction decision.

Pan American Silver's mission is to be the largest and lowest cost primary silver mining company globally, and to achieve this by constantly increasing its low cost silver production and its silver reserves. Pan American has delivered 13 consecutive years of production growth and expects to continue this trend in 2007 as silver production is forecast to increase by 31% to 17 million ounces.

Pan American will host a conference call to discuss its financial and operating results on Tuesday, May 1, 2007 at 8:00 am PST (11:00 am EST). North American participants please dial toll-free 1-888-694-4728 and international participants please dial 1-973-582-2745. The call will also be broadcast live on the internet at http://www.vcall.com/IC/CEPage.asp?ID=116212. The call will be available for replay for one week after the call by dialing 1-877-519-4471 (for North American callers) and 1-973-341-3080 (for international callers) and using the replay pin number 8685860.

The Pan American Silver Corp. logo is available at http://www.primenewswire.com/newsroom/prs/?pkgid=3233

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

THIS NEWS RELEASE CONTAINS "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF THE UNITED STATES "PRIVATE SECURITIES LITIGATION REFORM ACT" OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION EXPRESS, AS AT THE DATE OF THIS NEWS RELEASE, THE COMPANY'S PLANS, ESTIMATES, FORECASTS, PROJECTIONS, EXPECTATIONS, OR BELIEFS AS TO FUTURE EVENTS OR RESULTS AND THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION TO, UPDATE SUCH STATEMENTS CONTAINING THE FORWARD-LOOKING INFORMATION. GENERALLY, FORWARD-LOOKING INFORMATION CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "PLANS", "PROJECTS" OR "PROJECTED", "EXPECTS" OR "DOES NOT EXPECT", "IS EXPECTED", "ESTIMATES", "FORECASTS", "SCHEDULED", "INTENDS", "ANTICIPATES" OR "DOES NOT ANTICIPATE", OR "BELIEVES", OR VARIATIONS OF SUCH WORDS AND PHRASES, OR STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS "MAY", "CAN", "COULD", "WOULD", "MIGHT" OR "WILL BE TAKEN", "OCCUR" OR "BE ACHIEVED". STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS WITH RESPECT TO TIMING AND BUDGET OF CONSTRUCTION ACTIVITIES AT MANANTIAL ESPEJO, THE EXPECTED RESULTS FROM EXPLORATION ACTIVITIES, THE ECONOMIC VIABILITY OF THE DEVELOPMENT OF NEWLY DISCOVERED ORE BODIES, THE ESTIMATION OF MINERAL RESERVES AND RESOURCES, FUTURE PRODUCTION LEVELS, EXPECTATIONS REGARDING MINE PRODUCTION COSTS, THE REQUIREMENTS FOR ADDITIONAL CAPITAL, THE RESULTS OF DRILLING, AND PAN AMERICAN SILVER'S COMMITMENT TO, AND PLANS FOR DEVELOPING, NEWLY DISCOVERED AND EXISTING MINERALIZED STRUCTURES.

STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OF PAN AMERICAN SILVER AND ITS OPERATIONS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, RISKS RELATED TO TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY'S BUSINESS, CHANGES IN LOCAL GOVERNMENT LEGISLATION, TAXATION OR THE POLITICAL OR ECONOMIC ENVIRONMENT, THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC FACTORS, FUTURE PRICES OF SILVER, GOLD AND BASE METALS, INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR RISING COSTS, UNPREDICTABLE RISKS AND HAZARDS RELATING TO THE OPERATION AND DEVELOPMENT OF OUR MINES OR PROPERTIES, THE SPECULATIVE NATURE OF EXPLORATION AND DEVELOPMENT, FLUCTUATIONS IN THE PRICE FOR NATURAL GAS, FUEL OIL AND OTHER KEY SUPPLIES, AS WELL AS THOSE FACTORS DESCRIBED IN THE SECTION "RISK RELATED TO PAN AMERICAN'S BUSINESS" CONTAINED IN THE COMPANY'S MOST RECENT FORM 40F/ANNUAL INFORMATION FORM FILED WITH THE SEC AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS TO BE MATERIALLY DIFFERENT FROM THOSE ANTICIPATED, DESCRIBED, ESTIMATED, ASSESSED OR INTENDED. THERE CAN BE NO ASSURANCE THAT ANY STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION WILL PROVE TO BE ACCURATE AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION.

 Financial & Operating Highlights

 Consolidated Financial Highlights
 (in thousands of US dollars)
 (Unaudited)
                                            Three months ended
                                                 March 31,
                                            2007           2006
 ---------------------------------------------------------------------
 Net income (loss) for the period      $    20,435    $    (2,761)
 Earnings (loss) per share             $      0.27    $     (0.04)
 Mine operating earnings               $    14,874    $    17,976
 Cash flow from operations
  (excluding changes in operating
  assets and liabilities)              $    13,727    $     8,911
 Capital spending                      $    17,251    $    16,261
 Exploration expenses                  $       549    $     1,234
 Cash and short-term investments       $   162,342    $    48,643
 Working capital                       $   207,355    $    63,108

 Consolidated Ore Milled & Metals
  Recovered to Concentrate

 Tonnes milled                             637,589        456,339
 Silver metal - ounces                   3,344,084      3,327,527
 Zinc metal - tonnes                         9,554         10,700
 Lead metal - tonnes                         3,734          3,954
 Copper metal - tonnes                       1,303          1,041
 Gold metal - ounces                         2,908          1,618

 Consolidated Cost per Ounce of
  Silver (net of by-product credits)

 Total cash cost per ounce (1)         $      2.98    $      2.47
 Total production cost per ounce (1)   $      4.75    $      3.92

 In thousands of US dollars
 Direct operating costs, royalties,
  treatment and refining charges       $    51,924    $    37,651
 By-product credits                        (42,788)       (30,176)
 ---------------------------------------------------------------------
 Cash operating costs                        9,136          7,475
 Depreciation, amortization and
  reclamation                                5,446          4,401
 ---------------------------------------------------------------------
 Production costs                      $    14,582    $    11,876
 =====================================================================

 Payable ounces of silver (used in
  cost per ounce calculations)           3,069,553      3,031,459

 Average Metal Prices
 Silver - London Fixing                $     13.29    $      9.72
 Zinc - LME Cash Settlement
  per tonne                            $     3,460    $     2,248
 Lead - LME Cash Settlement
  per tonne                            $     1,787    $     1,240
 Copper - LME Cash Settlement
  per tonne                            $     5,941    $     4,944
 Gold - London Fixing                  $       650    $       554

 Mine Operations Highlights                      Three Months ended
                                                      March 31
                                                 2007          2006
 ---------------------------------------------------------------------
 Huaron Mine

 Tonnes milled                                  180,825       162,518
 Average silver grade - grams
  per tonne                                         197           215
 Average zinc grade                                2.81%         2.77%
 Silver metal - ounces                          927,093       934,480
 Zinc metal - tonnes                              3,294         2,892
 Lead metal - tonnes                              1,767         1,819
 Copper metal - tonnes                              344           403
 Gold metal - ounces                                927           344

 Total cash cost per ounce (1)                $    1.99     $    3.69
 Total production cost per ounce (1)          $    3.19     $    4.90

 In thousands of US dollars
 Direct operating costs, royalties,
  treatment and refining charges              $  16,403     $  12,562
 By-product credits                             (14,745)       (9,434)
 ---------------------------------------------------------------------
 Cash operating costs                             1,658         3,128
 Depreciation, amortization
  and reclamation                                   997         1,026
 ---------------------------------------------------------------------
 Production costs                             $   2,655     $   4,154
 =====================================================================

 Payable ounces of silver (used in
  cost per ounce calculation)                   833,160       847,290

 Quiruvilca Mine

 Tonnes milled                                   89,201        95,520
 Average silver grade - grams
  per tonne                                         169           227
 Average zinc grade                                2.43%         2.99%
 Silver metal - ounces                          403,919       608,637
 Zinc metal - tonnes                              1,780         2,439
 Lead metal - tonnes                                595           665
 Copper metal - tonnes                              381           354
 Gold metal - ounces                                313           298

 Total cash cost per ounce (1)                $    2.33     $    0.92
 Total production cost per ounce (1)          $    3.81     $    2.05

 In thousands of US dollars
 Direct operating costs, royalties,
  treatment and refining charges              $   9,392     $   7,664
 By-product credits                              (8,521)       (7,144)
 ---------------------------------------------------------------------
 Cash operating costs                               871           520
 Depreciation, amortization and reclamation         554           640
 ---------------------------------------------------------------------
 Production costs                             $   1,425     $   1,160
 =====================================================================

 Payable ounces of silver (used in
  cost per ounce calculation)                   373,430       566,492

 Morococha Mine (88.5% ownership)

 Tonnes milled                         146,133                132,773
 Average silver grade - grams
  per tonne                                163                    201
 Average zinc grade                       3.34%                  4.46%
 Silver metal - ounces                 638,904                735,426
 Zinc metal - tonnes                     4,066                  5,086
 Lead metal - tonnes                     1,234                  1,470
 Copper metal - tonnes                     549                    270
 Gold metal - ounces                       116                    233

 Total cash cost per ounce (1)   $       (4.20)        $        (1.85)
 Total production cost per
  ounce (1)                      $       (2.35)        $        (0.23)

 In thousands of US dollars
 Direct operating costs, royalties,
  treatment and refining charges $      14,511         $       11,411
 By-product credits                    (16,927)               (12,622)
 ---------------------------------------------------------------------
 Cash operating costs                   (2,417)                (1,211)
 Depreciation, amortization
  and reclamation                        1,066                  1,060
 ---------------------------------------------------------------------
 Production costs                $      (1,351)        $         (151)
 ====================================================================
 Payable ounces of silver (used in
  cost per ounce calculations)         575,958                655,112

 La Colorada Mine

 Tonnes milled                          68,469                 56,541
 Average silver grade - grams
  per tonne                                458                    511
 Silver metal - ounces                 854,745                797,246
 Zinc metal - tonnes                        48                     --
 Lead metal - tonnes                       138                     --
 Gold metal -ounces                        857                    753

 Total cash cost per ounce (1)   $        6.78         $         5.76
 Total production cost per
  ounce (1)                      $        8.50         $         7.84

 In thousands of US dollars
 Direct operating costs, royalties,
  treatment and refining charges $       6,593         $        4,968
 By-product credits                       (909)                  (392)
 ---------------------------------------------------------------------
 Cash operating costs                    5,684                  4,576
 Depreciation, amortization
  and reclamation                        1,441                  1,655
 ---------------------------------------------------------------------
 Production costs                $       7,125         $        6,231
 =====================================================================
 Payable ounces of silver (used in
  cost per ounce calculations)         837,735                794,468

 Alamo Dorado(2)

 Tonnes milled                         137,041                     --
 Average silver grade - grams
  per tonne                                124                     --
 Silver metal - ounces                 267,024                     --
 Gold metal - ounces                       696

 Total cash cost per ounce (1)   $       10.22         $          N/A
 Total production cost
  per ounce (1)                  $       15.13         $          N/A

 In thousands of US dollars
 Direct operating costs, royalties,
  treatment and refining charges $       3,175         $          N/A
 By-product credits                       (456)                    --
 ---------------------------------------------------------------------
 Cash operating costs                    2,719                     --
 Depreciation, amortization
  and reclamation                        1,308                     --
 ---------------------------------------------------------------------
 Production costs                $       4,027         $          N/A
 =====================================================================
 Payable ounces of silver (used in
  cost per ounce calculations)         266,104                    N/A

 (2) Alamo Dorado had not achieved commercial production levels, which is expected to commence in the 2nd quarter of 2007.

 San Vicente Mine (55% ownership)

 Tonnes milled                          15,920                  8,987
 Average silver grade - grams
  per tonne                                312                    361
 Average zinc grade - percent             2.99%                  3.99%
 Silver metal - ounces                 136,473                 78,550
 Zinc metal - tonnes                       367                    284
 Copper metal - tonnes                      28                     15

 Total cash cost per ounce (1)   $        3.16         $         2.85
 Total production cost
  per ounce (1)                  $        3.82         $         3.14

 In thousands of US dollars
 Direct operating costs, royalties,
  treatment and refining charges $       1,616         $          783
 By-product credits                     (1,230)                  (584)
 ---------------------------------------------------------------------
 Cash operating costs                      386                    199
 Depreciation, amortization
  and reclamation                           81                     20
 ---------------------------------------------------------------------
 Production costs                $         467         $          219
 =====================================================================
 Payable ounces of silver (used in
  cost per ounce calculations)         122,176                 70,086

 Pyrite Stockpile

 Tonnes sold                            14,730                 14,935
 Average silver grade - grams
  per tonne                                245                    361
 Silver metal - ounces                 115,925                173,188

 Total cash cost per ounce (1)   $        3.84         $         2.67
 Total production cost
  per ounce (1)                  $        3.84         $         2.67

 In thousands of US dollars
 Direct operating costs, royalties,
  treatment and refining charges $         234         $          262
 By-product credits                         --                     --
 ---------------------------------------------------------------------
 Cash operating costs                      234                    262
 Depreciation, amortization
  and reclamation                           --                     --
 ---------------------------------------------------------------------
 Production costs                $         234         $          262
 =====================================================================
  Payable ounces of silver (used in
  cost per ounce calculations)          60,990                 98,011

 (1) Cash cost per ounce is a non-GAAP measurement and investors are cautioned not to place undue reliance on it and are urged to read all GAAP accounting disclosures presented in the unaudited consolidated financial statements and accompanying footnotes. In addition, see the reconciliation of operating costs to "Cash Cost per Ounce of Payable Silver" set forth in the Management
     Discussion and Analysis.

                      PAN AMERICAN SILVER CORP.
                     Consolidated Balance Sheets
               (Unaudited in thousands of U.S. dollars)

                                  March 31, 2007     Dec. 31, 2006
 -----------------------------------------------------------------
 Assets
 Current
  Cash                               $  83,132          $  80,347
  Short-term investments                79,210             91,601
  Accounts receivable, net of $Nil
   provision for doubtful accounts      47,271             65,971
  Inventories (note 4)                  30,867             22,216
  Unrealized gain on commodity and
   foreign currency contracts              232                186
  Future income taxes                    7,230              6,670
  Prepaid expenses                       3,310              3,106
 ----------------------------------------------------------------
 Total Current Assets                  251,252            270,097
 Mineral property, plant and
  equipment, net (note 6)              298,496            112,993
 Construction in progress (note 7)      32,403            104,037
 Investment in non-producing
  properties (note 7)                   90,989            188,107
 Direct smelting ore (note 4)            1,714              1,831
 Future income tax asset                   500                500
 Other assets                            5,104              2,430
 ----------------------------------------------------------------
 Total Assets                        $ 680,458          $ 679,995
 ================================================================

 Liabilities
 Current
  Accounts payable and accrued
   liabilities                       $  29,649          $  40,095
  Taxes payable                         11,663             23,187
  Other current liabilities              2,585              2,199
 ----------------------------------------------------------------
 Total Current Liabilities              43,897             65,481
 Provision for asset retirement
  obligation and reclamation
  (note 8)                              44,665             44,309
 Future income taxes                    47,218             48,499
 Non-controlling interest                9,526              9,680
 ----------------------------------------------------------------
 Total Liabilities                     145,306            167,969
 ----------------------------------------------------------------

 Shareholders' Equity
 Share capital (note 11)
  Authorized:
   200,000,000 common shares of no
    par value
  Issued:
   March 31, 2007 - 76,350,133
    common shares
   December 31, 2006 - 76,195,426
    common shares                      587,208            584,769
   Additional paid in capital           14,301             14,485
   Accumulated other comprehensive
    income (note 9)                        436                 --
   Deficit                             (66,793)           (87,228)
 ----------------------------------------------------------------
 Total Shareholders' Equity            535,152            512,026
 ----------------------------------------------------------------
 Total Liabilities and
  Shareholders' Equity               $ 680,458          $ 679,995
 ================================================================

           See accompanying notes to consolidated financial statements

                       Pan American Silver Corp.
                 Consolidated Statements of Operations
 (Unaudited -in thousands of US Dollars, except for per share amounts)

                                                Three months ended
                                                     March 31,
                                                 2007          2006
 --------------------------------------------------------------------
 Sales                                         $ 48,057      $ 45,744
 Cost of sales                                   28,961        24,297
 Depreciation and amortization                    4,222         3,471
 --------------------------------------------------------------------
 Mine operating earnings                         14,874        17,976

 General and administrative                       1,858         1,933
 Exploration and project development                549         1,234
 Asset retirement and reclamation                   636           614
 --------------------------------------------------------------------
 Operating earnings                              11,831        14,195

 Loss on commodity contracts
  (net of gains)                                   (160)      (11,830)
 Gain on sale of assets                          10,268            --
 Interest and financing expenses                   (158)         (146)
 Foreign exchange loss                              (60)          (82)
 Investment and other income                      1,838           339
 --------------------------------------------------------------------
 Net earnings before non-controlling
  interest and taxes                             23,559         2,476
 Non-controlling interest                          (524)       (1,224)
 Income tax provision                            (2,600)       (4,013)
 --------------------------------------------------------------------
 Net income (loss) for the period              $ 20,435      $ (2,761)
 ====================================================================

 Attributable to common shareholders:

 Net income (loss) for the period              $ 20,435      $ (2,761)
 Accretion of convertible debentures                 --           (13)
 --------------------------------------------------------------------
 Net income (loss) for the period attributable
  to common shareholders                       $ 20,435      $ (2,774)
 --------------------------------------------------------------------

 Earnings (loss) per share
    Basic earnings (loss) per share            $   0.27      $  (0.04)
    Diluted earnings (loss) per share          $   0.26      $  (0.04)

 Weighted average shares outstanding
    Basic                                        76,279        67,665
    Diluted                                      79,292        67,665

           Consolidated Statements of Comprehensive Income
               (Unaudited -in thousands of US Dollars)

                                                    Three months ended
                                                         March 31,
                                                           2007
 ---------------------------------------------------------------------
 Net income for the period.                            $    20,435
 Other comprehensive income, net of tax (Note 9)               283
 ---------------------------------------------------------------------
 Comprehensive income                                  $    20,718
 ---------------------------------------------------------------------

           See accompanying notes to consolidated financial statements

                      Pan American Silver Corp.
                Consolidated Statements of Cash Flows
              (Unaudited - in thousands of U.S. dollars)

                                               Three months ended
                                                     March 31,
                                                 2007        2006
 -----------------------------------------------------------------
 Operating activities
 Net income (loss) for the period             $ 20,435    $ (2,761)
 Reclamation expenditures                         (280)       (282)
 Adjustments to determine net cash
  from operating activities:
   Depreciation and amortization                 4,222       3,471
   Future income taxes                          (1,841)       (609)
   Asset retirement and reclamation
    accretion                                      636         614
   Non-controlling interest                        524       1,224
   Unrealized loss on commodity
    contracts                                      (46)      6,783
   Stock-based compensation                        345         471
   Gain on sale of assets                      (10,268)         --
   Changes in operating assets and
    liabilities(note 12)                       (11,465)     (1,394)
 -----------------------------------------------------------------
 Cash generated by operating activities          2,262       7,517
 -----------------------------------------------------------------

 Investing activities
   Purchase of Mining property,
    plant and equipment                        (19,272)    (16,261)
   Proceed from sale of short-term
    investments                                 12,606      19,920
   Proceeds from sale of assets                 10,250          --
   Purchase of other assets                     (2,453)         --
 -----------------------------------------------------------------
 Cash generated by investing activities          1,131       3,659
 -----------------------------------------------------------------

 Financing activities
   Proceeds from issuance of
    common shares                                1,698       2,084
   Dividends paid by subsidiaries
    to non controlling interest                 (2,306)         --
   Interest paid on convertible
    debentures                                      --         (19)
 -----------------------------------------------------------------
 Cash (used in) provided by
  financing activities                            (608)      2,065
 -----------------------------------------------------------------

 Increase in cash and cash
  equivalents during the period                  2,785      13,241
 Cash and cash equivalents,
  beginning of period                           80,347      29,291
 -----------------------------------------------------------------
 Cash and cash equivalents,
  end of period                               $ 83,132    $ 42,532
 =================================================================

 Supplementary Disclosures (note 13)
 Interest paid                                $     --    $     19
                                              ===================

 Income taxes paid                            $ 16,119    $  1,432
                                              ====================

           See accompanying notes to consolidated financial statements

                       Pan American Silver Corp.

           Consolidated Statements of Shareholders' Equity
          For the three months ended March 31, 2007 and 2006
 (Unaudited - in thousands of US dollars, except for amounts of shares)

                                        Common Shares
                                    ---------------------  Convertible
                                      Shares      Amount    Debentures
 ---------------------------------------------------------------------
 Balance, December 31, 2005         67,564,903   $388,830      $ 762
 Issued on the exercise of
  stock options                        149,308      2,739         --
 Issued on the exercise of share
  purchase warrants                      1,062         15         --
 Stock-based compensation on
  options granted                           --         --         --
 Issued on conversion of debentures      6,789         86        (76)
 Accretion of convertible debentures        --         --         13
 Stock based compensation               14,449        272         --
 Net loss for the year                      --         --         --
 ---------------------------------------------------------------------
 Balance, March 31, 2006            67,736,511   $391,942      $ 699
 ---------------------------------------------------------------------

                                   Additional
                                Paid in Capital    Deficit      Total
 ---------------------------------------------------------------------
 Balance, December 31, 2005         $13,117      $(145,387)  $ 257,322
 Issued on the exercise of
  stock options                        (667)            --       2,072
 Issued on the exercise of share
  purchase warrants                      (2)            --          13
 Stock-based compensation on
  options granted                       471             --         471
 Issued on conversion of debentures      --             --          10
 Accretion of convertible debentures     --            (13)         --
 Stock based compensation                --             --         272
 Net loss for the year                   --         (2,761)     (2,761)
 ---------------------------------------------------------------------
 Balance, March 31, 2006            $12,919      $(148,161)  $ 257,399
 ---------------------------------------------------------------------

                                       Common Shares      Additional
                                   ---------------------    Paid in
                                     Shares      Amount     Capital
 ---------------------------------------------------------------------

 ---------------------------------------------------------------------
 Balance, December 31, 2006        76,195,426   $584,769   $14,485
 Issued on the exercise of
  stock options                       132,556      2,138      (513)
 Issued on the exercise of share
  purchase warrants                     7,341         90       (16)
 Issued as compensation                14,810        211        --
 Stock-based compensation on
  options granted                          --         --       345
 Cumulative impact of change in
  accounting policy (note 3)               --         --        --
 Other comprehensive income                --         --        --
 Net income for the period                 --         --        --
 ---------------------------------------------------------------------
 Balance, March 31, 2007           76,350,133   $587,208   $14,301
 =====================================================================

                                  Accumulated
                                    Other
                                 Comprehensive
                                    Income       Deficit      Total
 ---------------------------------------------------------------------

 ---------------------------------------------------------------------
 Balance, December 31, 2006        $     --      $(87,228)   $512,026
 Issued on the exercise of
  stock options                          --            --       1,625
 Issued on the exercise of share
  purchase warrants                      --            --          74
 Issued as compensation                  --            --         211
 Stock-based compensation on
  options granted                        --            --         345
 Cumulative impact of change in
  accounting policy (note 3)            153            --         153
 Other comprehensive income             283            --         283
 Net income for the period               --        20,435      20,435
 ---------------------------------------------------------------------
 Balance, March 31, 2007           $    436      $(66,793)   $535,152
 =====================================================================

           See accompanying notes to consolidated financial statements

 Pan American Silver Corp.

 Notes to Unaudited Interim Consolidated Financial Statements
 As at March 31, 2007 and 2006 and for the three month periods then ended

 (Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

 1. Nature of Operations

    Pan American Silver Corp, subsidiary companies and joint ventures
    (collectively, the "Company" or "Pan American") are engaged in silver mining and related activities, including exploration, extraction, processing, refining and reclamation. The Company's primary product (silver) is produced in Peru, Mexico and Bolivia, along with development activities in Argentina, Mexico and
    Bolivia, and exploration activities in South America.

 2. Summary of Significant Accounting Policies

  a) Basis of Presentation: The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim financial information and follow the same accounting policies and methods as our most recent annual financial statements.
     Accordingly, they do not include all the information and
     footnotes required by accounting principles generally accepted in
     Canada for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three-month ended March
     31, 2007 and 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007.

     The consolidated balance sheet at December 31, 2006 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in the Pan American Silver Corp. (the "Company") Annual Report for
     the year ended December 31, 2006.

  b) Principles of Consolidation: The consolidated financial statements include the wholly-owned and partially-owned
     subsidiaries of the Company and joint ventures, the most
     significant of which are presented in the following table:

                                                       Operations and
  Subsidiary        Location  Ownership  Status         Development
                              interest                    Projects
 ---------------------------------------------------------------------
 Pan American
  Silver S.A.                                         Quiruvilca and
  Mina Quiruvilca    Peru      99.9%  Consolidated     Huaron Mines

 Compania Minera
  Argentum S.A.      Peru      88.5%  Consolidated    Morococha Mine

 Plata Panamericana
  S.A. de C.V.       Mexico     100%  Consolidated    La Colorada Mine

 Minera Corner                                        Alamo Dorado
  Bay S.A.           Mexico     100%  Consolidated     Project

 Compania Minera                                      San Vicente
  PAS Bolivia S.A.   Bolivia     55%  Consolidated     Project

 Compania Minera                                      Manantial
  Triton S.A.        Argentina  100%  Consolidated     Espejo Project

     Inter-company balances and transactions have been eliminated upon consolidation. Investments where the Company has an ownership of
     50% and funds its proportionate share of expenditures are
     accounted for using the proportionate consolidation method.
     Investments where the Company has an ownership of less than 50%
     and funds its proportionate share of expenditures are accounted for under the equity method. The Company has no investments in entities in which its ownership interest is accounted for using the cost method.

  c) Reclassifications: Certain reclassifications of prior year balances have been made to conform to current year presentation.

3. Changes in Accounting Policy

On January 1, 2007, the Company retroactively adopted, without restatement of prior periods, the recommendations included in the following Sections of the Canadian Institute of Chartered Accountants Handbook: Section 1530, "Comprehensive Income", Section 3855, "Financial Instruments - Recognition and Measurement", Section 3865, "Hedges", Section 3861, "Financial Instruments - Disclosure and Presentation", and Section 3251, "Equity".

Section 1530, "Comprehensive Income", requires the presentation of comprehensive income and its components in a new financial statement. Comprehensive income is the change in the net assets of a company arising from transactions, events and circumstances not related to shareholders. Section 3251, "Equity", establishes standards for the presentation of equity and changes in equity during the reporting period.

Section 3855, "Financial Instruments - Recognition and Measurement", and Section 3861, "Financial Instruments - Disclosure and Presentation, establish standards for classification, recognition, measurement, presentation and disclosure of financial instruments (including derivatives) and non-financial derivatives in the financial statements. This standard prescribes when to recognize a financial instrument in the balance sheet and at what amount. Depending on their balance sheet classification, fair value or cost-based measures are used. This standard also prescribes the basis of presentation for gains and losses on financial instruments. Based on financial instrument classification, gains and losses on financial instruments are recognized in net income or other comprehensive income.

The company has made the following classification:

- Short-term investments are classified as "Available for sale securities". They are initially recorded at cost, which upon their initial measurement is equal to their fair value. Subsequent measurements are recorded at amortized cost using the effective interest method. Interest income and amortized premium or discount is charged to net income. Changes in the market value of the security are recorded as changes to other comprehensive income.

- Accounts receivable are classified as "Loans and Receivables". They are recorded at cost, which upon their initial measurement is equal to their fair value. Subsequent measurements are recorded at amortized cost using the effective interest method.

- Accounts payable and accrued liabilities are classified as "Other financial liabilities". They are initially measured at their fair value. Subsequent measurements are recorded at amortized cost using the effective interest method.

Section 3865, "Hedges", sets out standards specifying when and how an entity can use hedge accounting. The adoption of this new standard is optional. It offers entities the possibility of applying different reporting options than those set out in Section 3855, "Financial Instruments - Recognition and Measurement", to qualifying transactions that they elect to designate as hedges for accounting purposes.

The Company enters into forward exchange contracts in the normal course of its operations. For these derivatives, the Company elected not to use hedge accounting. As a result, based on Section 3855, "Financial Instruments - Recognition and Measurement", these derivatives are measured at fair value at the end of each period and the gains or losses resulting from remeasurement are recognized in net income as gains or losses in commodity or foreign currency contracts.

The adoption of these new standards translated into the following changes as at January 1, 2007: a $153,000 increase in accumulated other comprehensive income and a $153,000 increase in short-term investments reported under assets. The adoption of these new standards had no impact on the Company's cash flow.

For the three-month period ended March 31, 2007, the Company has recorded a gain of $283,000, net of $Nil in related income taxes, representing the portion of the non realized gains on short-term investments recorded under other comprehensive income realized during the period.

4. Inventories

Inventories consist of the following:

                                      March 31, 2007   December 31 2006
                                      --------------   ----------------
 Concentrate inventory                    $11,683          $ 3,558
 Stockpile ore                              4,150            3,760
 Direct smelting ore                        2,164            2,278
 Dore and finished inventory                2,732            3,352
 Materials and supplies                    11,852           11,099
                                      --------------   ----------------
                                           32,581           24,047
 Less: non-current direct smelting ore     (1,714)          (1,831)
                                      --------------   ----------------
                                          $30,867          $22,216
                                      ==============   ================

5. Commodity and foreign currency contracts

The Company has purchased Mexican Pesos ("MXN") with an aggregated nominal value of MXN 44.2 million settling between April and July 2007 at an average MXN/USD exchange rate of 11.04. At March 31, 2007, the mark to market value of the Company's position was $nil.

At March 31, 2007 the Company had fixed the price of 700,000 ounces of its first quarter's silver production contained in concentrates, which is due to be priced in April and May of 2007 under the Company's concentrate contracts. The price fixed for these ounces averaged $13.67 per ounce while the spot price of silver was $13.35 per ounce on March 31, 2007, resulting in a mark to market recorded unrealized gain of $0.2 million.

At March 31, 2007, the Company had fixed the price of 1,662 tonnes of lead contained in its first quarter's production contained in concentrates, which are due to be priced in April of 2007. The Company has fixed the price at a weighted average price of these tonnes at $1,912 per tonne while the cash price of lead was $1,935 per tonne on March 31, 2007, resulting in a mark to market position of $nil.

6. Mineral property, plant and equipment

Mineral property, plant and equipment consist of:

                                              March 31, 2007
                                 -------------------------------------
                                             Accumulated    Net Book
                                    Cost    Amortization      Value
                                 -------------------------------------
 Morococha mine, Peru            $ 54,534     $(10,940)     $ 43,594
 La Colorada mine, Mexico          32,044       (8,373)       23,671
 Quiruvilca/Huaron mines, Peru     82,094      (35,844)       46,250
 Alamo Dorado, Mexico (1)         178,935         (137)      178,798
 Manantial Espejo, Argentina        4,120       (1,753)        2,367
 San Vicente mine, Bolivia          3,732         (475)        3,257
 Other                              1,207         (648)          559
 ---------------------------------------------------------------------
 TOTAL                           $356,666     $(58,170)     $298,496
 =====================================================================

                                            December 31, 2006
                                 -------------------------------------
                                             Accumulated    Net Book
                                    Cost    Amortization      Value
                                 -------------------------------------

 Morococha mine, Peru            $ 46,631     $ (9,778)     $ 36,853
 La Colorada mine, Mexico          34,618      (10,982)       23,636
 Quiruvilca/Huaron mines, Peru     80,127      (34,475)       45,652
 Alamo Dorado, Mexico (1)           1,356         (133)        1,223
 Manantial Espejo, Argentina        2,953       (1,284)        1,669
 San Vicente mine, Bolivia          3,717         (328)        3,389
 Other                              1,179         (608)          571
 ---------------------------------------------------------------------
 TOTAL                           $170,581     $(57,588)     $112,993
 =====================================================================
 (1) Prior year balances for non-producing properties and
     construction in progress have been reclassified to current year presentation under mineral property, plant and equipment.

7. Construction in progress and investment in non-producing properties

The carrying values of Construction in progress are as follows:

                                   March 31, 2007    December 31, 2006
                                   Net Book Value     Net Book Value
                                   -----------------------------------
 Alamo Dorado, Mexico                   $    --            $ 80,546
 Manantial Espejo, Argentina             32,403              23,491
 ---------------------------------------------------------------------
 TOTAL                                  $32,403            $104,037
 =====================================================================

Acquisition costs of investment in non-producing properties together with costs directly related to mine development expenditures are deferred. Exploration expenditures on investment in non-producing properties are charged to operations in the period they are incurred.

The carrying values of these properties are as follows:

                                  March 31, 2007     December 31, 2006
                                  ------------------------------------
 Morococha, Peru                  $    23,125           $     28,107
 Alamo Dorado, Mexico                      --                 91,404
 Manantial Espejo, Argentina           59,447                 61,110
 San Vicente, Bolivia                   6,870                  6,077
 Other                                  1,547                  1,409
                                  -----------------------------------
                                  $    90,989           $    188,107
                                  ===================================

8. Asset retirement and obligations

Reclamation and remediation costs are based principally on legal and regulatory requirements. Management estimates costs associated with reclamation of mining properties as well as remediation costs for inactive properties. The estimated undiscounted cash flows generated by our assets and the estimated liabilities for reclamation and remediation are determined using the Company's assumptions about future costs, mineral prices, mineral processing recovery rates, production levels and capital and reclamation costs. Such assumptions are based on the Company's current mining plan and the best available information for making such estimates. On an ongoing basis, management evaluates its estimates and assumptions; however, actual amounts could differ from those based on such estimates and assumptions.

The following is a description of the changes to the Company's asset retirement obligations from January 1 to March 31, 2007:

 Balance at December 31, 2006                     $ 44,309
 Reclamation expenditures                             (280)
 Accretion expense                                     636
 Revisions in estimated cash flows                      --
                                                  --------
 Balance at March 31, 2007                        $ 44,665
                                                  ========

9. Accumulated other comprehensive income

                                                  March 31, 2007
                                                    (Unaudited)
                                                  --------------
 Balance beginning                                 $     --
 Cumulative impact of accounting changes
  relating to financial instruments (Note 3)             153
                                                  --------------
 Adjusted balance beginning                              153
 Unrealized gain on available for sale securities        283
                                                  --------------
 Balance at March 31, 2007                         $     436
                                                  ==============

Accumulated other comprehensive income includes unrealized gains on marketable securities designated as "available for sale".

10. Dukat sale

On November 8, 2004 the Company completed the sale of its 20 percent interest in the Dukat silver mine in Russia for up to $43.0 million. The Company received $20.5 million in cash and may receive up to $22.5 million in contingent future payments. The future payments are to be made annually based on the yearly average of silver price as follows:

         Average                               Amount
      Price of Silver                    of annual payment
 ----------------------------        ------------------------
       $5.50 -  $6.00                          $500,000
       $6.00 -  $7.00                        $1,000,000
       $7.00 -  $8.00                        $2,000,000
       $8.00 -  $9.00                        $5,000,000
       $9.00 - $10.00                        $6,000,000
      $10.00 - and above                     $8,000,000

During 2006 and 2005 the Company recognized gains of $8.0 million and $2.0 million, respectively, relating to the future payments based on the fact that the average silver price for the year was $11.55 for 2006 and $7.31 for 2005. The Company has received from the purchaser of the Dukat property the amount due of $2.0 million on December 28, 2006. The Company has recorded the $8.0 million as a receivable due on or before December 28, 2007.

The agreement also includes provisions for early payment of remaining future payments on the occurrence of certain events. Once such event occurred in March 2007 when the purchaser of the Dukat property went out to raise money on an initial public offer ("IPO") for the property. According to the provisions in the sale agreement, this event triggers an early payment where by the Company is to receive 50 percent of the outstanding future payments owed at the time of the IPO, which amounted to $10.25 million. The Company received $10.25 million in cash in March, 2007 and has recognized this receipt as a gain in net income for the current period.

11. Share capital

a) Stock Options and Share Purchase Warrants

Transactions concerning stock options and share purchase warrants are summarized as follows:

                        Incentive          Share Purchase
                    Stock Option Plan         Warrants
                   -------------------   ------------------    Total
                    Shares      Price     Shares     Price     Shares
 ---------------------------------------------------------------------
 As at
 December 31,
 2005              1,050,641     10.88   4,064,183    10.71  5,114,919

  Granted            191,332     19.23          --             191,332
  Exercised         (275,358)    12.19     (23,970)   10.63   (299,328)
  Cancelled          (47,200)    20.64          --       --    (47,200)
 ---------------------------------------------------------------------
 As at
 December 31,
 2006                919,415    $12.11   4,040,213   $10.84  4,959,628

  Granted            158,983     24.28          --             158,983
  Exercised         (132,556)    12.25      (7,169)   10.24   (139,725)
  Cancelled           (7,648)    17.65          --              (7,648)
 ---------------------------------------------------------------------

 As at
 March 31, 2007      938,194    $14.36   4,033,044   $10.88  4,971,238
 =====================================================================

In the three month period ending March 31, 2007, 132,556 common shares and 7,169 common shares were issued for proceeds of $1.6 million and $0.1 million in connection with the exercise of outstanding options and warrants, respectively.

b) Share Option Plan

The Company has a comprehensive stock option plan for its employees, directors and officers. The plan provides for the issuance of incentive stock options to acquire up to a total of 10% of the issued and outstanding common shares of the Company on a non-diluted basis. The exercise price of each option shall be the weighted average trading price of the Company's stock on the five days prior to the award date. The options can be granted for a maximum term of 10 years with vesting provisions determined by the Board of Directors. The Company used as its assumptions for calculating the value of the stock options granted a discount rate between 3.96% and 3.99%, volatility between 37.8 and 42.4 percent, expected lives between 1.5 and 3.0 years, and an exercise price of Cdn $28.41 per share.

The following table summarizes information concerning stock options outstanding as at March 31, 2007:

                                    Options Outstanding
                      -------------------------------------------------
                      Weighted            Number       Weighted Average
 Range of              average         Outstanding         Remaining
 Exercise             exercise            as at           Contractual
 Prices                 price        March 31, 2007      Life (months)
 ---------------------------------------------------------------------
   $ 4.34             $    4.34          175,000            43.53
   $ 7.72 - $ 8.86    $    8.48          220,833             9.90
   $14.31 - $18.24    $   16.23          205,999            27.71
   $19.12 - $23.22    $   19.39          162,379            48.08
   $24.64 - $28.62    $   24.99          173,983            54.16
 ---------------------------------------------------------------------
                      $   14.36          938,194            34.90
 =====================================================================

                                           Options Exercisable
                          --------------------------------------------
 Range of                 Weighted average     Number outstanding and
 Exercise                     exercise           exercisable as at
  Prices                        price              March 31, 2007
 ---------------------------------------------------------------------
   $ 4.34                     $    4.34               175,000
   $ 7.72 - $ 8.86            $    8.48               220,833
   $14.31 - $18.24            $   16.29               149,002
   $19.12 - $23.22            $   19.90                56,227
   $24.64 - $28.62            $   28.62                15,000
 ---------------------------------------------------------------------
                              $   10.73               616,062
 =====================================================================

During the three months ended March 31, 2007and 2006, the Company recognized $0.3 million and $0.5 million, respectively of stock-based compensation expense related to stock option grants.

c) Earnings Per Share (Basic and Diluted)

 For the three months ended March 31
                                                   2007
 ---------------------------------------------------------------------
                                 Income          Shares      Per-Share
                               (Numerator)    (Denominator)    Amount
                                --------------------------------------
  Net Income Available to
   Common Shareholders          $  20,435

  Basic EPS                        20,435        76,278,598     $0.27
  Effect of Dilutive Securities:
      Stock Options                    --           515,875
      Warrants                         --         2,498,016
                                ---------------------------
  Diluted EPS                   $  20,435        79,292,489     $0.26
                                ======================================

                                                   2006
 ---------------------------------------------------------------------
                                 Income          Shares      Per-Share
                               (Numerator)    (Denominator)    Amount
                                --------------------------------------
 Net Income Available to
  Common Shareholders$          $  (2,774)

 Basic EPS                         (2,774)      67,664,933     $(0.04)
 Effect of Dilutive Securities:
     Stock Options                     --               --
     Warrants                          --               --
                                --------------------------
 Diluted EPS                    $  (2,774)      67,664,933     $(0.04)
                                ======================================

Potentially dilutive securities totaling nil for the quarter ended March 31, 2007 and 5,205,573 shares for the quarter ended March 31, 2006 (arising from convertible debentures, stock options, and warrants) were not included as their effect would be anti-dilutive.

12. Changes in non-cash working capital Items

The following table summarizes the changes in non-cash working capital items:

                                                Three Months Ended
                                                     March 31,
                                                 2007        2006
 ---------------------------------------------------------------------
 Accounts receivable                           $ 20,282    $ (1,706)
 Inventories                                     (8,897)     (2,013)
 Prepaid expenses                                  (204)       (316)
 Accounts payable and accrued liabilities       (22,617)      3,016
 Other                                              (29)       (375)
 ---------------------------------------------------------------------
                                               $(11,465)   $ (1,394)
 =====================================================================

13. Supplemental cash flow information

The following table summarizes the supplemental cash flow information:

                                        Three Months Ended
                                             March 31
                                         2007         2006
 Common shares issued on the
  conversion of convertible debentures   $  --       $    86
 Common shares issued as compensation
  expense                                $ 211       $   272

14. Segmented information

Substantially all of the Company's operations are within the mining sector, conducted through operations in six countries. Due to differences between mining and exploration activities, the Company has a separate budgeting process and measures the results of operations and exploration activities independently. The Corporate office provides support to the mining and exploration activities with respect to financial, human resources and technical support.

Segmented disclosures and enterprise-wide information are as follows:

                                                Net capital assets(1)
                         Revenue March 31      -----------------------
                     ---------------------      March 31,  December 31,
                        2007         2006          2007         2006
 ---------------------------------------------------------------------
 Peru                $ 32,775     $ 36,556       $113,342     $110,993
 Canada                    --           --            540          222
 Mexico                13,121        6,387        202,470      196,994
 United States             --           --          1,191        1,191
 Argentina                 --           --         94,218       86,271
 Bolivia                2,161        2,801         10,127        9,466
 ---------------------------------------------------------------------
 Total               $ 48,057     $ 45,744       $421,888     $405,137
 =====================================================================
 (1) Net capital assets are comprised of Mineral property, Plant and equipment, construction in progress and non-production property.

                        For the three months ended March 31, 2007
 ---------------------------------------------------------------------
                   Mining Operations   Development
                  -------------------     and
                   Mexico      Peru   exploration   Corporate   Total
 ---------------------------------------------------------------------
 Revenue from
  external
  customers       $ 13,121   $ 32,775   $  2,161   $     --   $ 48,057
 Depreciation
  and
  amortization    $ (2,215)  $ (1,842)  $   (147)  $    (18)  $ (4,222)
 Reclamation
  accretion       $    (79)  $   (557)  $     --   $     --   $   (636)
 Interest and
  financing
  expense         $     --   $   (158)  $     --   $     --   $   (158)
 Gain on
  disposition
  of assets       $     18   $     --   $     --   $ 10,250   $ 10,268
 Investment
  and other
  income          $    138   $    830   $     28   $    842   $  1,838
 Foreign
  exchange
  income
  (loss)          $     41   $    (17)  $    (73)  $    (11)  $    (60)
 Loss on
  commodity
  and foreign
  currency
  contracts       $     --   $     --   $     --   $   (160)  $   (160)
 Exploration
  expense         $    295   $   (117)  $      6   $    365   $    549
 Income
  before taxes    $  2,262   $ 11,273   $    219   $  9,281   $ 23,035
 Net income
  for the
  period          $  1,607   $  9,809   $    259   $  8,760   $ 20,435
 Property,
  plant and
  equipment
  capital
  expenditures    $  5,046   $  4,880   $  9,228   $    118   $ 19,272
 Segment assets   $238,423   $191,609   $126,475   $123,951   $680,458

                        For the three months ended March 31, 2006
 ---------------------------------------------------------------------
                 Mining & Development  Investpment
                 --------------------      and
                   Mexico      Peru    exploration   Corporate  Total
 ---------------------------------------------------------------------
 Revenue from
  external
  customers       $  6,387   $ 36,556   $  2,801   $     --   $ 45,744
 Depreciation
  and
  amortization    $ (1,444)  $ (1,970)  $    (25)  $    (32)  $ (3,471)
 Reclamation
  accretion       $    (84)  $   (530)  $     --   $     --   $   (614)
 Interest and
  financing
  expense         $     --   $    (66)  $     --   $    (80)  $   (146)
 Foreign
  exchange
  loss            $     23   $   (102)  $     (3)  $     --   $    (82)
 Investment and
  other income    $     12   $    (76)  $     --   $    321   $    339
 Loss on
  commodity and
  foreign
  currency
  contracts       $     --   $     --   $     --   $(11,830)  $(11,830)
 Exploration
  expense         $   (162)  $   (444)  $   (628)  $     --   $ (1,234)
 Income (loss)
  before taxes    $   (287)  $ 14,263   $    219   $(12,943)  $  1,252
 Net income
  (loss) for the
  period          $   (287)  $ 10,334   $    219   $(13,027)  $ (2,761)
 Property, plant
  and equipment
  Capital
  expenditures    $    960   $  2,432   $ 12,848   $     21   $ 16,261
 Segment assets   $ 30,021   $159,149   $157,317   $ 25,890   $372,377

                                  Revenue March 31
                             --------------------------
 Product Revenue                2007             2006
 ------------------------------------------------------
 Silver                      $  9,400         $  6,387
 Zinc concentrate              12,026           15,015
 Lead concentrate               9,671            6,551
 Copper Concentrate            17,488           17,657
 Pyrite                           963            1,080
 Royalties                     (1,491)            (946)
 ------------------------------------------------------
 Total Revenue               $ 48,057         $ 45,744
 ======================================================

First Quarter 2007 Management's Discussion and Analysis

April 30, 2007

The Management's Discussion and Analysis (MD&A) focuses on significant factors that affected Pan American Silver Corp.'s and its subsidiaries' ("Pan American" or the "Company") performance and such factors that may affect future performance. The MD&A for the first quarter ending March 31, 2007, and 2006, should be read in conjunction with the unaudited consolidated financial statements for the three months ended March 31, 2007 and 2006 and the related notes contained therein, which have been prepared in accordance with Canadian GAAP. In addition, the following should be read in conjunction with the Consolidated Financial Statements of the Company for the year ended December 31, 2006, the related MD&A, and Pan American's Annual Information Form (available on SEDAR at www.sedar.com) and Form 40F. All figures are in United States dollars unless otherwise noted.

Some of the statements in this MD&A are forward-looking statements that are subject to risk factors set out in the cautionary note contained herein.

Results of Operations

The table below sets out selected quarterly results for the past thirteen quarters, which are stated in thousands of US dollars, except for the per share amounts.

                               Mine       Net income/        Basic
        Quarter              operating    (loss) for    earnings (loss)
 Year (unaudited)  Sales     earnings(1)  the period       per share
 ---------------------------------------------------------------------
 2007  March 31   $48,057    $ 14,874     $   20,435    $       0.27
 ---------------------------------------------------------------------
 2006    Dec.31   $82,588    $ 35,063     $   29,648    $       0.39
       Sept. 30   $64,268    $ 29,221     $   16,355    $       0.22
        June 30   $62,848    $ 31,060     $   14,964    $       0.21
       March 31   $45,744    $ 17,976     $  (2,761)    $     (0.04)
 ---------------------------------------------------------------------
 2005    Dec.31   $37,871    $  8,683     $ (29,514)    $     (0.44)
       Sept. 30   $30,086    $  4,961     $      172    $       0.00
        June 30   $25,358    $  4,526     $    4,971    $       0.07
       March 31   $29,086    $  3,488     $  (4,223)    $     (0.06)
 ---------------------------------------------------------------------
 2004   Dec. 31   $30,022    $  3,402     $   13,527    $       0.21
       Sept. 30   $27,916    $  6,357     $      358    $       0.01
        June 30   $21,179    $  2,640     $    3,352    $     (0.09)(2)
       March 31   $15,708    $  2,395     $  (2,023)    $     (0.08)(2)
 ---------------------------------------------------------------------
 (1) Mine operating earnings are equal to sales less cost of sales and depreciation and amortization, which is considered to be substantially the same as gross margin.
 (2) Includes charges associated with early conversion and
     accretion of the Debentures

For the three months ended March 31, 2007, the Company's net income was $20.4 million (basic earnings per share of $0.27) compared to a net loss of $2.8 million (basic loss per share of $0.04) for the corresponding period in 2006. Included in the net income for the current quarter was a gain on the sale of the Company's interest in the Dukat mine in Russia of $10.25 million. The net loss in the comparable period in 2006 included a loss on commodity and currency contracts of $11.8 million, primarily as a result of the Company's zinc forward sales positions.

Sales for the first quarter of 2007 were $48.1 million, a 5 per cent increase from sales in the corresponding period in 2006. Whilst sales in the first quarter benefited from significantly higher realized metal prices versus the year-earlier period, this benefit was largely offset by the impact of a 21 per cent decrease in the quantity of concentrate shipped from the Company's Peruvian operations. The Company only shipped approximately 74 per cent of the concentrates produced during the first quarter of 2007 and since shipments of concentrate is an essential criterion for revenue recognition, approximately 8,600 tonnes of concentrates produced but not shipped were added to concentrate inventory during the quarter. The Company expects to ship this additional concentrate inventory and recognize the related sales in the second and third quarters of 2007. Sales in the first quarter of 2007 were also negatively impacted by adjustments of approximately $5.0 million relating to final pricing of 2006 zinc production, which had been provisionally priced at December 31, 2006 at higher zinc prices than prevailed in the first quarter of 2007.

Cost of sales for the three months ended March 31, 2007 was $29.0 million, a $4.7 million increase from the operating costs recorded in the same period of 2006. Most of the increase was attributable to the cost of sales at La Colorada, which increased mill throughput rates by 21 per cent relative to the first quarter of 2006 by restarting the sulphide plant in the third quarter of 2006. The higher cost of sales relative to a year ago was also a result of the industry-wide escalations experienced in the cost of energy, labour and consumables.

Depreciation and amortization charges for the first quarter of 2007 increased to $4.2 million from $3.5 million recorded for the corresponding period in 2006. This increase is primarily due to increased milling rates at all of the Company's mines.

Mine operating earnings in the first quarter of 2007 were $14.9 million, which was 17 per cent less than the mine operating earnings generated in the first quarter 2006 of $18.0 million. Mine operating earnings were negatively impacted by the lack of concentrate shipments from the Company's Peruvian operations during the quarter.

General and administration costs for the three-month period ended March 31, 2007, including stock-based compensation, were $ 1.9 million, which were similar to the general and administration costs for the comparable quarter in 2006.

Exploration expenses for the first quarter of 2007 were $0.5 million compared to $1.2 million incurred in the first quarter 2006. Exploration expenses in the first quarter of 2007 related to the Company's regional exploration activities, primarily in Mexico and Peru, and are expected to increase as drilling programs accelerate over the remainder of the year. The exploration expense in the comparable period primarily reflected the activity required to complete the feasibility study at the Company's Manantial Espejo property in Argentina, which is currently under construction.

Asset retirement and reclamation expense of $0.6 million in the first quarter of 2007 related to the accretion of the Company's mine closure liability and was similar to the expense recorded in the first quarter of 2006.

Interest expense in the first quarter of 2007 of $0.2 million remained similar to the interest expenses incurred during the same period in 2006. This expense primarily consisted of transactional bank fees.

Investment and other income of $1.8 million for the first quarter of 2007 increased from $0.3 million in the comparable period of 2006 as a direct result of the higher cash balances maintained by the Company in the first quarter of 2007, compared to a year ago.

Income tax provision of $2.6 million in the first quarter of 2007 decreased from $4.0 million due primarily to the fact that the Company's Peruvian entities shipped significantly less concentrate than the comparable period of 2006.

Non-Controlling Interest declined to $0.5 million in the first quarter of 2007 compared to $1.2 million in the prior year due to the fact net income from the Morococha mine in Peru and the San Vicente mine in Bolivia was lower than the comparable period in 2006. Morococha's net income was lower due to the fact that less concentrate was shipped in the first quarter of 2007 while San Vicente's net income was lower due to higher royalties paid to the Bolivian state mining company, Comibol.

Metal Production

Pan American produced 3.34 million ounces of silver in the first quarter of 2007, which was similar to the silver production in the corresponding period of 2006. The Alamo Dorado mine, which was in commissioning during the first quarter, contributed 0.27 million ounces of silver production. As expected, silver grades declined at all of the Company's other operations relative to the first quarter of 2006, partially offset by higher throughput rates at Huaron, Morococha, La Colorada and San Vicente. A 7 per cent increase in silver production was recorded at the La Colorada mine as a result of restarting the sulphide plant in the third quarter of 2006.

Consolidated copper and gold production increased over production levels from a year ago by 25 per cent and 80 per cent, respectively. Zinc and lead production was negatively impacted by lower grades, other than at Huaron, resulting in 11 per cent less zinc production and 6 per cent less lead production compared to the first quarter of 2006.

Cash and Total Costs per Ounce for Silver

Consolidated cash costs for the three-month period ended March 31, 2007, including cash costs of Alamo Dorado production, which was not in commercial production in the first quarter, were $2.98 per ounce compared to $2.47 per ounce for the corresponding period of 2006. Excluding Alamo Dorado's cash costs, which were recorded at $10.22 per ounce reflecting the costs associated with continuing commissioning efforts in the first quarter, consolidated cash costs would have been $2.29 per ounce for the first quarter of 2007.

Consolidated cash costs benefited from increased by-product credits due to higher base metal and gold prices. The Company's cash costs were negatively impacted by the industry-wide escalations in labour, spare parts and energy costs, by processing lower grade ores and by higher Peruvian worker's participation costs. At Morococha, the by-product credits were greater than the operating costs, resulting in cash costs per ounce of negative $4.20 which was $2.35 lower than cash costs per ounce recorded in the comparable period of 2006. Cash costs per ounce at Huaron reduced by 46 per cent to $1.99, while at Quiruvilca, La Colorada, Pyrite Stockpiles and San Vicente, cash costs per ounce increased by $1.41, $1.02, $1.17 and $0.31, respectively, relative to cash costs per ounce recorded a year ago.

The Company reports the cash cost per ounce of payable silver. This non-GAAP measure is used by the Company to manage and evaluate operating performance at each of the Company's mines and is widely reported in the silver mining industry as benchmarks for performance measurement, but does not have standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation of this measure to our operating costs, as shown in our unaudited Consolidated Statement of Operations for the period.

 Cash and Total Cost per Ounce Reconciliation
 (in thousands of US dollars)                      Three Months Ended
                                                        March 31,
                                                    2007        2006
 ---------------------------------------------------------------------
 Cost of Sales                                    $28,961      $24,314
 Add/(Subtract)
 Smelting, refining, and
  transportation charges                           19,760       14,085
 By-product credits                               (45,538)     (32,327)
 Mining royalties                                   1,491          847
 Worker's participation                            (1,144)      (1,340)
 Change in inventories                              2,892        1,081
 Other                                                 (3)         819
 Minority interest adjustment                          (2)          (3)
 Alamo Dorado commissioning costs                   2,719           --
 ---------------------------------------------------------------------
 Cash Operating Costs                  A          $ 9,136        7,476
 Add/(Subtract)
 Depreciation and amortization                      4,222        3,471
 Asset retirement and reclamation                     636          742
 Change in inventories                                833          366
 Other                                                (41)         (20)
 Minority interest adjustment                        (205)        (157)
 ---------------------------------------------------------------------
 Total Costs                           B           14,582       11,878

 Payable Silver Production (oz.)       C        3,069,553    3,031,459
 ---------------------------------------------------------------------
 Cash cost per ounce             (A*$1000)/C    $  2.98      $    2.47
 Total production costs
  per ounce                      (B*$1000)/C    $  4.75      $    3.92

Liquidity and Capital Resources

At March 31, 2007, cash plus short-term investments were $162.3 million, a $9.6 million decrease from December 31, 2006. The aforementioned decrease in cash plus short-term investments together with cash received from the sale of the Company's interest in the Dukat mine in Russia of $10.25 million and cash generated by operations of $2.3 million was used to fund the Company's investments in mining property, plant and equipment, which totaled $19.3 million during the quarter and to fund dividends distributed to minority shareholders of Morococha of $2.3 million. During the quarter the Company invested in mining equipment and development, primarily at Manantial Espejo and Alamo Dorado, where $8.4 million and $4.6 million were spent, respectively. Mine development at Morococha, La Colorada and Huaron during the quarter utilized $2.9 million, $1.9 million and $1.6 million, respectively.

Working capital at March 31, 2007 was $207.4 million, an increase of $2.7 million from December 31, 2006. The increase in working capital resulted primarily from a $21.6 million decrease in current liabilities and an $8.7 million increase in inventories partially offset by an $18.7 million decrease in accounts receivable plus a $9.6 million decrease in cash and short term investments. The decrease in current liabilities was primarily a consequence of significant tax and workers' participation payments in Peru and settling losses on December 2006 zinc forward positions in January of 2007.

The non-current assets portion of the Company's balance sheet changed significantly in the first quarter of 2007 as a consequence of completing construction activities at Alamo Dorado, which is expected to achieve commercial production in the second quarter of 2007. The balance of $80.5 million related to Alamo Dorado reflected in "Construction in Progress" at December 31, 2006 was transferred to "Mineral Property, Plant and Equipment". In addition, the carrying value of Alamo Dorado disclosed under "Investment in non-producing properties" of $91.4 million at December 31, 2006 was also transferred to "Mineral Property, Plant and Equipment" in the first quarter of 2007 for a total carrying value for Alamo Dorado of $178.8 million at March 31, 2007. Consistent with Pan American's accounting policies, this carrying value will be amortized on a unit-of-production method based upon estimated proven and probable reserves.

Shareholders' equity at March 31, 2007 was $535.2 million, an increase of $23.1 million from shareholders' equity at December 31, 2006 primarily as a result of net income generated during the quarter of $20.4 million plus $1.7 million from the exercise of stock options. At March 31, 2007, the Company had 76.4 million common shares issued and outstanding.

The Company's financial position at March 31, 2007 and the operating cash flows that are expected over the next twelve months leads management to believe that the Company's liquid assets are sufficient to fund planned capital expenditures, including the construction of Manantial Espejo and expansion of San Vicente, and to discharge liabilities as they come due.

At the date of this MD&A, the Company did not have any undisclosed material contractual obligations, or any off-balance sheet arrangements, except for $17.7 million of commitments relating to the construction of Manantial Espejo.

At the end of the first quarter of 2007, the Company had fixed the price of 700,000 ounces of silver produced during the first quarter and contained in concentrates, which are due to be priced in April and May of 2007 under the Company's concentrate contracts. The price fixed for these ounces averaged $13.67 per ounce while the spot price of silver was $13.35 on March 31, 2007, resulting in a mark to market gain of $0.2 million. In addition, the Company had fixed the price of 1,662 tonnes of lead produced during the first quarter and contained in concentrates, which are due to be priced in April of 2007 under the Company's concentrate contracts. The price fixed for these tonnes averaged $1,912 per tonne while the cash price of lead was $1,935 on March 31, 2007, resulting in an immaterial mark to market loss.

Approximately one-third of the Company's operating and capital expenditures are denominated in local currencies other than the US dollar. These expenditures are exposed to fluctuations in US dollar exchange rates relative to the local currencies. From time to time, the Company mitigates part of this currency exposure by entering into contracts designed to fix or limit the Company's exposure to changes in the value of local currencies relative to US dollars. In anticipation of operating expenditures in Mexican pesos ("MXN"), the Company has entered into foreign currency contracts with an aggregated nominal value of MXN 44.2 million settling between April and July of 2007 at an average MXN/US$ exchange rate of 11.04. At March 31, 2007, the mark to market value of the Company's position was no material.

Exploration and Development Activities

The Company provided an update to the Manantial Espejo project in Argentina in a press release on April 18, 2007. As of March 31, 2007, the Company estimated that the project was 25% complete. Working with its third party EPCM contractor, the Company completed an updated capital cost control estimate for the project. As a direct result of industry-wide cost escalations for construction materials and equipment, coupled with significantly higher in-country costs for labour, total capital costs for construction of the project are expected to increase by 30% to an estimated $170 million, which includes $21 million in refundable Value Added Tax. Included in this latest estimate is a further allowance for continued escalation through to project completion.

Site construction and development work at Manantial Espejo is accelerating. Development of the two primary ramps, which provide underground access to the Maria and Melissa ore zones, are proceeding on schedule. To date, in excess of 500 metres has been advanced on both ramps, out of a total of 4,000 metres of development programmed for completion prior to plant commissioning. With the majority of the surface mining equipment now on site, pre-stripping of the Karina Union open pit has ramped up to approximately 5,000 tonnes per day, with the waste material being used for the construction of the tailings containment dam. Bulk earthworks for the crushing and plant area are complete, concrete foundations for the maintenance shop has been poured, and concrete is currently being placed in the foundations for the mill building and grinding mill. Major mill components have been ordered and employee permanent housing construction is well advanced. The Company has hired nearly 170 employees who are advancing these mine developments, and close to 250 construction contract workers occupy the on-site Project construction camp.

At the San Vicente property in Bolivia, the Company has been mining on a limited scale as it progresses its expansion plans. A positive construction decision regarding this expansion is pending.

Change in Accounting Policies and Initial Adoption

The significant accounting policies outlined within the Consolidated Financial Statements of the Company for the year ended December 31, 2006 have been applied consistently for the three months ended March 31, 2007, with the exception of several changes in accounting policy; which were retroactively adopted on January 1, 2007, without restatement of prior periods. The Company adopted the recommendations included in the following Sections of the Canadian Institute of Chartered Accountants Handbook: Section 1530, "Comprehensive Income", Section 3855, "Financial Instruments - Recognition and Measurement", Section 3865, "Hedges", Section 3861, "Financial Instruments - Disclosure and Presentation", and Section 3251, "Equity". The adoption of these new standards translated into the following changes as at January 1, 2007: a $153,000 increase in accumulated other comprehensive income and a $153,000 increase in short-term investments reported under assets. The adoption of these new standards has no impact on the Company's cash flow. For more details relating to the changes in accounting policy, please refer to Note 3 of the unaudited consolidated financial statements for the three months ended March 31, 2007 and 2006.

Internal Controls over Financial Reporting

No changes were made to the Company's internal controls over financial reporting during the first quarter of 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Outlook

Commissioning activities at the Alamo Dorado mine are taking somewhat longer than planned. Difficulties in the filtration system and excessive scaling resulted in fewer tonnes milled than anticipated and as a result production was limited to 267,024 ounces of silver during the quarter. The mine is resolving these mechanical start-up issues and production is rapidly increasing, with April production forecast at over 250,000 ounces of silver.

Commissioning activities will continue to focus on the filtration, refining and AVR circuits. The crushing, grinding and leaching circuits in the mill are operating smoothly and the metallurgical characteristics of the ore are as expected. Mining activities in the open pit exceeded planned extraction rates and the ore grades continue to be as predicted by the reserves.

Management expects to achieve commercial production, from an accounting perspective, early in the second quarter, taking into consideration the performance in April, and achieve forecast monthly production rates by June 2007. However, management does not expect to make up the shortfall in silver production experienced in the first quarter due to the delay in achieving design capacity. As a consequence, management has revised its production forecast for Alamo Dorado for 2007.

Following is a table showing management's updated forecast production for Alamo Dorado for 2007 compared to the original forecast presented in the annual MD&A for 2006:

 Alamo Dorado          Revised 2007 Forecast    Original 2007 Forecast
 Tonnes Milled                1,155,042                1,384,000
 Silver ounces                3,600,000                4,250,000
 Gold ounces                     12,200                   14,700

The revised production forecast for Alamo Dorado has resulted in a decrease in management's forecast for consolidated silver and gold production for 2007. Consolidated silver production is now forecast to reach 17 million ounces, while 16,900 ounces of gold production is expected in 2007. Cash costs are expected to remain as originally forecast at approximately $3.04 per ounce.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

THIS MD&A CONTAINS "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF THE UNITED STATES "PRIVATE SECURITIES LITIGATION REFORM ACT" OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION EXPRESS, AS AT THE DATE OF THIS MD&A, THE COMPANY'S PLANS, ESTIMATES, FORECASTS, PROJECTIONS, EXPECTATIONS, OR BELIEFS AS TO FUTURE EVENTS OR RESULTS AND THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION TO, UPDATE SUCH STATEMENTS CONTAINING THE FORWARD-LOOKING INFORMATION. GENERALLY, FORWARD-LOOKING INFORMATION CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "PLANS", "PROJECTS" OR "PROJECTED", "EXPECTS" OR "DOES NOT EXPECT", "IS EXPECTED", "ESTIMATES", "FORECASTS", "SCHEDULED", "INTENDS", "ANTICIPATES" OR "DOES NOT ANTICIPATE", OR "BELIEVES", OR VARIATIONS OF SUCH WORDS AND PHRASES, OR STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS "MAY", "CAN", "COULD", "WOULD", "MIGHT" OR "WILL BE TAKEN", "OCCUR" OR "BE ACHIEVED". STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS WITH RESPECT TO TIMING AND BUDGET OF CONSTRUCTION ACTIVITIES AT MANANTIAL ESPEJO AND THE COMPANY'S OTHER DEVELOPMENT PROJECTS, THE SUFFICIENCY OF PAN AMERICAN'S CURRENT CAPITAL AND ANTICIPATED CASH FLOW. THE EXPECTED RESULTS FROM EXPLORATION ACTIVITIES, THE ECONOMIC VIABILITY OF THE DEVELOPMENT OF NEWLY DISCOVERED ORE BODIES, THE ESTIMATION OF MINERAL RESERVES AND RESOURCES, FUTURE PRODUCTION LEVELS, EXPECTATIONS REGARDING MINE PRODUCTION COSTS, THE REQUIREMENTS FOR ADDITIONAL CAPITAL, THE RESULTS OF DRILLING, AND PAN AMERICAN SILVER'S COMMITMENT TO, AND PLANS FOR DEVELOPING, NEWLY DISCOVERED AND EXISTING MINERALIZED STRUCTURES.

STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OF PAN AMERICAN SILVER AND ITS OPERATIONS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, RISKS RELATED TO TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY'S BUSINESS, CHANGES IN LOCAL GOVERNMENT LEGISLATION, TAXATION OR THE POLITICAL OR ECONOMIC ENVIRONMENT, EXPOSURE TO FLUCTUATIONS IN THE LOCAL CURRENCIES OF THOSE COUNTRIES IN WHICH PAN AMERICAN CARRIES ON BUSINESS, THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC FACTORS, FUTURE PRICES OF SILVER, GOLD AND BASE METALS, INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR RISING COSTS, UNPREDICTABLE RISKS AND HAZARDS RELATING TO THE OPERATION AND DEVELOPMENT OF OUR MINES OR PROPERTIES, THE SPECULATIVE NATURE OF EXPLORATION AND DEVELOPMENT, FLUCTUATIONS IN THE PRICE FOR NATURAL GAS, FUEL, OIL AND OTHER KEY SUPPLIES, AS WELL AS THOSE FACTORS DESCRIBED IN THE SECTION "RISKS RELATED TO PAN AMERICAN'S BUSINESS" CONTAINED IN THE COMPANY'S MOST RECENT FORM 40F/ANNUAL INFORMATION FORM FILED WITH THE SEC AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS TO BE MATERIALLY DIFFERENT FROM THOSE ANTICIPATED, DESCRIBED, ESTIMATED, ASSESSED OR INTENDED. THERE CAN BE NO ASSURANCE THAT ANY STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION WILL PROVE TO BE ACCURATE AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION.

CONTACT:  Pan American Silver Corp.
          Alexis Stewart, Director Corporate & Investor Relations
          (604) 684.1175
          astewart@panamericansilver.com